Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company
New Gold Inc. (“New Gold” or the “Company”) Suite 3320, 181 Bay Street Toronto, Ontario M5J 2T3
ITEM 2	Date of Material Change
April 7, 2025
ITEM 3	News Release
New Gold issued a news release with respect to this material change on April 7, 2025. The news release was disseminated through Cision and subsequently filed on SEDAR+ at www.sedarplus.ca.
ITEM 4	Summary of Material Change

On April 7, 2025, New Gold and an affiliate of Ontario Teachers’ Pension Plan Board (“Ontario Teachers’”) entered into a royalty repurchase and termination agreement (the “Royalty Repurchase and Termination Agreement”), pursuant to which New Gold agreed to repurchase the free cash flow royalty (the “FCF Royalty”) payable to the affiliate of Ontario Teachers’ pursuant to the amended and restated free cash flow royalty agreement dated May 22, 2024 (the “A&R FCF Royalty Agreement”), in consideration for a one-time cash payment by New Gold to the Ontario Teachers’ affiliate of US$300,000,000 (the “Repurchase Price”, and such repurchase, the “Royalty Repurchase”). On completion of the Royalty Repurchase, the parties shall terminate the A&R FCF Royalty Agreement on and subject to the terms and conditions set out in the Royalty Repurchase and Termination Agreement.

The closing of the Royalty Repurchase is expected to occur on or about May 1, 2025, or such other date as may be mutually agreed upon in writing by the parties.

New Gold plans to fund the Royalty Repurchase with cash on hand, borrowings from its existing revolving credit facility (the “Credit Facility”) and a gold prepayment financing (the “Gold Prepayment”).

ITEM 5	Full Description of Material Change

On April 7, 2025, New Gold and the Ontario Teachers’ affiliate entered into the Royalty Repurchase and Termination Agreement, pursuant to which New Gold agreed to repurchase, and the Ontario Teachers’ affiliate agreed to sell, the FCF Royalty in consideration for a one-time cash payment by New Gold to the Ontario Teachers’ affiliate of US$300,000,000.

New Gold plans to fund a portion of the Repurchase Price with approximately US$100,000,000 from the Gold Prepayment. Under the Gold Prepayment, New Gold would have the obligation to deliver a set number of gold ounces over a twelve-month term, in exchange for US$100,000,000 in cash upfront. Based on current pricing, the total ounces expected to be delivered represent approximately 8% of the Company’s expected consolidated gold production for that period. New Gold plans to fund the remainder of the Repurchase Price with cash on hand and borrowings from the Credit Facility.

The Royalty Repurchase is subject to certain customary conditions, including the receipt of any necessary approvals.

On satisfaction of the terms and conditions contained in the Royalty Repurchase and Termination Agreement and the completion the Royalty Repurchase, the A&R FCF Royalty Agreement shall be terminated, provided that New Gold shall make one final FCF Royalty payment, calculated from January 1, 2025 to April 30, 2025, in accordance with the A&R FCF Royalty Agreement.

The closing of the Royalty Repurchase is expected to occur on or about May 1, 2025, or such other date as may be mutually agreed upon in writing by the parties.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102
The report is not being filed on a confidential basis.
ITEM 7	Omitted Information
No information has been omitted.
ITEM 8	Executive Officer
Sean Keating, Vice President, General Counsel and Corporate Secretary (416) 324-6000
ITEM 9	Date of Report
April 16, 2025